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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: April 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or
                                              Statement                     Trading Symbol
    Ober         Michael       A.             (Month/Day/Year)              BrightStar Information Technology Group, Inc. (BTSR)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)           September 9, 1998         5. Relationship of Reporting        6. If Amendment, Date
       950 Tower Lane, Suite 1850          ----------------------------      Person to Issuer                   of Original
----------------------------------------   3. I R S or Social Security     (Check all applicable)              (Month/Day/Year)
             (Street)                         Number of Reporting          x   Director       10% Owner
                                              Person (Voluntary)         -----           -----               -----------------------
   Foster City    California   94494                                       x   Officer        Other (specify 7. Individual or Joint/
--------------------------------------                                   -----           -----      below)      Group Filing (Check
      (City)      (State)      (Zip)       ----------------------------  (give title below)                     Applicable Line)
                                                                         President and Chief Operating
                                                                         Officer                                 X  Form filed by
                                                                         ------------------------------         --- One Reporting
                                                                                                                    Person
                                                                                                                    Form filed by
                                                                                                                --- More than One
                                                                                                                    Reporting Person

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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                      90,410                               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (7-96)
(1) Based on Initial Public Offering Price of $12.

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
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FORM 3 (CONTINUED)               Table II -- Derivative Securities Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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1997 Long-Term Incentive Plan
(right to buy)                    4-16-98    *          Common Stock       7,500**      $13            D
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Explanation of Responses:

 * The earlier of 4-16-08 or three months following termination of employment
** The incentive options will vest at the rate of 33 1/3% per year, commencing on 4-16-99.

                                                                                    /s/ MICHAEL A. OBER             October 8, 1998
Intentional misstatements or omissions of facts constitute Federal Criminal         ------------------------------- ---------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            **Signature of Reporting Person       Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, see instruction 6 for procedure.                                             SEC 1473 (7-97)

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